Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183045

$100,000,000

1.250% First and Refunding Mortgage Bonds, Series 2014C, Due 2017

SUMMARY OF TERMS

Security:	1.250% First and Refunding Mortgage Bonds, Series 2014C, Due 2017 (the “Series 2014C Bonds”)
Issuer:	Southern California Edison Company
Principal Amount:	$100,000,000
Ratings of Securities*:	Aa3/ A / A+ (Moody’s / S&P / Fitch)
Trade Date:	November 4, 2014
Settlement Date:	November 7, 2014 (T + 3)
Maturity:	November 1, 2017
Benchmark US Treasury:	0.875% due October 15, 2017
Benchmark US Treasury Price:	99-26 1/8
Benchmark US Treasury Yield:	0.938%
Spread to Benchmark US Treasury:	T + 37.5 bps
Reoffer Yield:	1.313%
Coupon:	1.250%
Coupon Payment Dates:	May 1 and November 1
First Coupon Payment Date:	May 1, 2015
Public Offering Price:	99.816%
Optional Redemption:	Callable at any time, in whole or in part, at a “make whole” premium of 7.5 bps.
CUSIP/ISIN:	842400 GC 1 / US842400GC19
Joint Book-running Managers:	Citigroup Global Markets Inc. (“Citigroup”) SunTrust Robinson Humphrey, Inc. (“SunTrust”)
Co-managers:	Apto Partners, LLC SL Hare Capital, Inc. Toussaint Capital Partners, LLC Cabrera Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Citigroup or SunTrust can arrange to send you the prospectus if you request it by calling Citigroup toll-free in the United States 1-800-831-9146 or SunTrust at 1-800-685-4786.